EXHIBIT 99.1

August 22, 2013

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the nine months ended July 31, 2013.

CENTRAL FUND OF CANADA LIMITED

Statements of Net Assets

(expressed in U.S. dollars, unaudited)

	July 31	October 31
	2013	2012
Net assets:
Gold bullion, at market, (cost $1,355,145,634)	$2,227,610,006	2,913,093,648
Silver bullion, at market, (cost $964,091,381)	1,534,664,216	2,484,401,248
Cash and short-term deposits	40,799,973	55,284,208
Interest receivable and other	398,070	103,931

	3,803,472,265	5,452,883,035
Accrued liabilities	(3,172,647)	(3,917,068)
Dividends payable	-	(2,544,327)
Net assets representing shareholders’ equity	$3,800,299,618	5,446,421,640
Represented by:
Capital stock Class A shares issued: 254,432,713	$2,419,770,678	2,419,770,678
Common shares issued: 40,000	19,458	19,458
	2,419,790,136	2,419,790,136
Retained earnings inclusive of unrealized appreciation of holdings	1,380,509,482	3,026,631,504
	$3,800,299,618	5,446,421,640

Net asset value per share:
Class A shares	$14.93	21.40
Common shares	$11.93	18.40
Exchange rate: U.S. $1.00 = Cdn.	$1.0287	0.9996

Net asset value per share expressed in Canadian dollars:
Class A shares	$15.36	21.39
Common shares	$12.27	18.40

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian generally accepted accounting principles included in its audited October 31, 2012 Annual Report and accompanying Management’s Discussion and Analysis.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets decreased by $609.6 million or 13.8% during the three months ended July 31, 2013 primarily as a result of decreases in the prices of gold and silver during the period of 10.5% and 18.3% respectively.

Net assets decreased by $1,646.1 million or 30.2% during the nine months ended July 31, 2013 primarily as a result of decreases in the prices of gold and silver during the period of 23.5% and 38.2% respectively.

CENTRAL FUND OF CANADA LIMITED

Statements of Income (Loss)

(expressed in U.S. dollars, unaudited)

	Three months ended July 31		Nine months ended July 31
	2013	2012	2013	2012
Income:
Interest	$25,894	40,159	$89,038	123,758
Change in unrealized appreciation of holdings	(606,627,428)	(280,460,633)	(1,635,228,151)	(634,331,213)
Total income (loss)	(606,601,534)	(280,420,474)	(1,635,139,113)	(634,207,455)
Expenses:
Administration fees	1,745,761	2,163,704	6,213,716	6,902,342
Safekeeping, insurance and bank charges	1,104,434	1,398,161	4,028,673	4,451,493
Directors’ fees and expenses	48,765	50,046	154,191	155,269
Shareholder information	43,926	38,174	209,067	223,512
Accounting fees	42,359	55,032	150,903	116,730
Stock exchange fees	37,286	37,955	112,628	114,438
Registrar and transfer agent fees	15,049	19,057	53,631	71,750
Legal fees	7,421	10,448	59,917	83,129
Miscellaneous	125	(393)	183	(134)
Total expenses	3,045,126	3,772,184	10,982,909	12,118,529
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(609,646,660)	(284,192,658)	$(1,646,122,022)	(646,325,984)
Net income (loss) per share:
Class A shares	$(2.40)	(1.12)	$(6.47)	(2.54)
Common shares	$(2.40)	(1.12)	$(6.47)	(2.54)

Net loss, inclusive of the change in unrealized appreciation of holdings, for the three months ended July 31, 2013 was $609.6 million compared to $284.2 million for the comparative period in 2012. Net loss, inclusive of the change in unrealized appreciation of holdings, for the nine months ended July 31, 2013 was $1,646.1 million compared to $646.3 million for the comparative period in 2012. Virtually all of the net loss for both the three and nine-month periods ended July 31, 2013 represents the change in the unrealized appreciation of gold and silver holdings. Certain expenses such as administration fees and safekeeping fees have varied in proportion to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, decreased by $417,943 and $688,626 respectively during the three and nine-month periods ended July 31, 2013 as compared to the same periods in 2012. The decrease in administration fees was a direct result of the lower level of average net assets under administration during the periods.

Expenses as a percentage of the average month-end net assets (the “expense ratio”) for the three-month periods ended July 31, 2013 and 2012 remained unchanged at 0.08%. The expense ratio for the nine-month period ended July 31, 2013 was 0.24% compared to 0.23% for the same nine-month period in 2012. For the twelve-month periods ended July 31, 2013 and 2012, the expense ratio remained unchanged at 0.31%.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices. At July 31, 2013, the Class A shares of Central Fund were backed 99.0% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878